# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: FOSTER L B CO, CIK 0000352825
CUSIP: 350060109
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 415 HOLIDAY DR, PITTSBURGH, Pennsylvania (PA), 15220
Date of event which requires filing of this statement: 12/10/2025
Amends the filing with accession number 0000921895-22-000291
Filed by CIK 0001640809
Persons authorized to receive notices and communications: ARON R. ENGLISH, 22NW, LP, 590 1st Ave. S, Unit C1, Seattle, Washington (WA), 98104, 206-227-3078; RYAN NEBEL, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- 22NW Fund, LP (CIK 0001640809): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 1,191,046; shared voting power 0; sole dispositive power 1,191,046; shared dispositive power 0; aggregate amount beneficially owned 1,191,046 (11.5% of the class)
- 22NW, LP (CIK 0001694297): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 1,191,046; shared voting power 0; sole dispositive power 1,191,046; shared dispositive power 0; aggregate amount beneficially owned 1,191,046 (11.5% of the class)
- 22NW Fund GP, LLC (CIK 0001770575): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 1,191,046; shared voting power 0; sole dispositive power 1,191,046; shared dispositive power 0; aggregate amount beneficially owned 1,191,046 (11.5% of the class)
- 22NW GP, Inc. (CIK 0001783663): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 1,191,046; shared voting power 0; sole dispositive power 1,191,046; shared dispositive power 0; aggregate amount beneficially owned 1,191,046 (11.5% of the class)
- English Aron R. (CIK 0001770436): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 1,191,951; shared voting power 0; sole dispositive power 1,191,951; shared dispositive power 0; aggregate amount beneficially owned 1,191,951 (11.5% of the class)
- Hirai-Hadley Bryson (CIK 0001888106): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 991; shared voting power 0; sole dispositive power 991; shared dispositive power 0; aggregate amount beneficially owned 991 (0.01% of the class)
- Jones Alexander B (CIK 0001888602): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF), other (OO); sole voting power 8,312; shared voting power 0; sole dispositive power 8,312; shared dispositive power 0; aggregate amount beneficially owned 8,312 (0.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: FOSTER L B CO
Address of issuer's principal executive offices: 415 HOLIDAY DR, PITTSBURGH, Pennsylvania (PA), 15220

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is hereby amended to add the following:

On December 10, 2025, Alexander B. Jones ceased to serve as an employee of 22NW. Accordingly, as of such date, Mr. Jones is no longer a member of the Section 13(d) group and shall cease to be a Reporting Person upon the filing of this Amendment No. 4 to the Schedule 13D. The remaining Reporting Persons will continue filing statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. Each of the remaining Reporting Persons is party to the Joint Filing Agreement, as further described in Item 6.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares purchased by 22NW Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 1,191,046 Shares beneficially owned by 22NW Fund is approximately $15,888,756, excluding brokerage commissions.

The Shares directly owned by Mr. English were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 905 Shares directly owned by Mr. English is approximately $10,000, excluding brokerage commissions.

The Shares directly owned by Mr. Hirai-Hadley were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 991 Shares directly owned by Mr. Hirai-Hadley is approximately $15,195, excluding brokerage commissions.

Of the 8,312 Shares directly owned by Mr. Jones, (i) 1,275 of such Shares were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) and have an aggregate purchase price of approximately $19,193, excluding brokerage commissions, and (ii) 7,037 of such Shares were awarded to him in connection with his service as a director of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 10,393,009 Shares outstanding as of October 28, 2025, which is the total number of Shares outstanding as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 3, 2025.

As of the date hereof, 22NW Fund directly beneficially owned 1,191,046 Shares, constituting approximately 11.5% of the Shares outstanding.

As of the date hereof, Mr. English directly beneficially owned 905 Shares, constituting approximately 0.01% of the Shares outstanding.

As of the date hereof, Mr. Hirai-Hadley directly beneficially owned 991 Shares, constituting approximately 0.01% of the Shares outstanding.

As of the date hereof, Mr. Jones directly beneficially owned 8,312 Shares, constituting approximately 0.1% of the Shares outstanding.

22NW, as the investment manager of 22NW Fund, may be deemed to beneficially own the 1,191,046 Shares owned by 22NW Fund, constituting approximately 11.5% of the Shares outstanding. 22NW GP, as the general partner of 22NW Fund, may be deemed to beneficially own the 1,191,046 Shares owned by 22NW Fund, constituting approximately 11.5% of the Shares outstanding. 22NW Inc., as the general partner of 22NW, may be deemed to beneficially own the 1,191,046 Shares owned by 22NW Fund, constituting approximately 11.5% of the Shares outstanding. Mr. English, as the Portfolio Manager of 22NW, Manager of 22NW GP and President and sole shareholder of 22NW Inc., may be deemed to beneficially own the 1,191,046 Shares owned by 22NW Fund, which, together with the Shares he directly beneficially owns, constitutes an aggregate of 1,191,951 Shares, constituting approximately 11.5% of the Shares outstanding.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

The transactions in the Shares by the Reporting Persons during the past 60 days are set forth in Exhibit 1 and are incorporated herein by reference. All of such transactions were effected in the open market unless otherwise noted therein.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On May 22, 2025, Mr. Jones was awarded 4,826 Shares as his annual director equity award in connection with his service as a director of the Issuer, which vest on May 22, 2026.

On December 12, 2025, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 4 to the Schedule 13D agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent as required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibits:

1 - Transactions in Securities.

99.1 - Joint Filing Agreement, dated December 12, 2025.

## Signatures
- 22NW Fund, LP: /s/ Aron R. English, Aron R. English, Manager of 22NW Fund GP, LLC, General Partner (12/12/2025)
- 22NW, LP: /s/ Aron R. English, Aron R. English, President and Sole Shareholder of 22NW GP, Inc., General Partner (12/12/2025)
- 22NW Fund GP, LLC: /s/ Aron R. English, Aron R. English, Manager (12/12/2025)
- 22NW GP, Inc.: /s/ Aron R. English, Aron R. English, Manager (12/12/2025)
- English Aron R.: /s/ Aron R. English, Aron R. English (12/12/2025)
- Hirai-Hadley Bryson: /s/ Bryson O. Hirai-Hadley, Bryson O. Hirai-Hadley (12/12/2025)
- Jones Alexander B: /s/ Alexander B. Jones, Alexander B. Jones (12/12/2025)